Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

AuthenTec, Inc.

Commission File No. 001-33552

FOR IMMEDIATE RELEASE

UPEK Comments on AuthenTec’s Meritless Legal Claims

EMERYVILLE, CALIFORNIA, February 4, 2010 — UPEK®, Inc., the world’s leading supplier of fingerprint solutions for consumer, business, and government applications, was served yesterday by AuthenTec, Inc. (NASDAQ: AUTH) with claims alleging patent infringement and misappropriation of trade secrets. UPEK believes the claims are completely without merit and intends to vigorously defend itself.

In particular, UPEK believes that AuthenTec’s trade secret claim regarding Atrua Technologies, Inc. is nothing more than an attempt to mask AuthenTec’s mishandled asset purchase of Atrua:

•	In July of 2009, AuthenTec acquired the assets of Atrua for $4.9 million, ending a patent infringement law suit lasting over a year that AuthenTec had themselves initiated.

•

Subsequent to acquiring the Atrua assets, AuthenTec attempted to hire a number of key former Atrua employees who had joined UPEK in April of 2009 after Atrua laid off substantially all of its employees.

•	The key former Atrua employees at UPEK declined AuthenTec’s employment offers and some additional key former Atrua employees chose to join UPEK as well.

•

UPEK believes that when AuthenTec recognized that Atrua’s assets were largely worthless without its key employees, AuthenTec initiated meritless threats of litigation over a period of nearly six months before filing its equally meritless legal claims against UPEK on February 3, 2010.

•	UPEK has denied and continues to deny AuthenTec’s allegations of trade secret misappropriation.

UPEK, which began within a research division of ST Microelectronics in 1995, is a fingerprint sensor technology pioneer with a substantial patent portfolio. This deep patent portfolio contains some of the earliest and most important patents in the industry, including a foundational patent for packaging of silicon-based fingerprint sensors. Based on this foundational patent, UPEK filed a patent infringement claim against AuthenTec with the U.S. District Court for the Northern District of California on January 29, 2010.

While UPEK was the first to initiate litigation in this situation, UPEK took this action only after months of baseless litigation threats by AuthenTec. Given these threats and AuthenTec’s litigation history with Atrua, UPEK’s board of directors believed preemptive action was required to protect UPEK, especially given the strength of its patent infringement claims against AuthenTec.

UPEK believes that instead of focusing on litigation, AuthenTec would better serve its shareholders and customers by favorably considering UPEK’s proposed stock-for-stock merger as the means for increasing AuthenTec stockholder value.

About UPEK

UPEK, Inc. is the global leader in providing fingerprint solutions that help consumers, businesses, and public agencies manage identities conveniently and securely. UPEK authentication hardware and software are integrated into laptops from the world’s top five largest PC makers, as well as USB flash drives, external hard disk drives, and mobile phones from leading manufacturers. UPEK’s ecosystem of over 100 hardware and software partners enables strong authentication solutions for market verticals including healthcare, banking, education, and government. UPEK offers the only silicon-based fingerprint sensor that is FIPS 201 certified for authentication of millions of US government employees and contractors. UPEK also provides consumer packaged goods including the CES award-winning Eikon Digital Privacy Manager, the only fingerprint reader on the market that supports PCs and Macs. UPEK products make your digital world safe and personal. For more info, visit www.upek.com.

UPEK and the UPEK logo are registered trademarks or trademarks of UPEK, Inc. in the United States and other countries.

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PR Contact:

Steve Hahm

+1-510-420-2630

steve.hahm@upek.com

Forward-looking Statements

This press release contains statements that may relate to expected future results and business trends that are based upon UPEK, Inc.’s (“UPEK”) current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix. These “forward-looking statements” are made only as of the date hereof, and the Company undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with any solicitation of the stockholders of AuthenTec and in connection with the proposed transaction, a proxy statement, solicitation statement, registration statement and/or other disclosure documents (any of the foregoing, “disclosure documents”) will be filed with the SEC, and would be mailed to AuthenTec stockholders. This communication is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any solicitation of the stockholders of AuthenTec or any business combination transaction with AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the annual stockholders meeting, the call of a special stockholders meeting, any special stockholders meeting, any business combination transaction or any other solicitation of the stockholders of AuthenTec. As of the date of this communication, UPEK is the stockholder of record and the beneficial owner of 1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE SEC WHEN THEY BECOME AVAILABLE.